Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

June 15, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs

Ms. Katherine Wray

Mr. Bernard Nolan

Ms. Kathleen Collins

Ms. Melissa Kindelan

Re:	Cardlytics, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 15, 2017

CIK No. 0001666071

Ladies and Gentlemen:

On behalf of our client, Cardlytics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 31, 2017 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on May 15, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary

Overview, page 2

1.	We note your response to prior comment 2. Please revise to explain what “presented” means in this context. In this regard, clarify that while a consumer may have received a Cardlytics Direct marketing campaign via their online or mobile banking accounts, the amount they spent at the applicable marketer during the campaign is included in the calculation of ROAS regardless of whether or not they redeemed the incentive offer.

June 15, 2017

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 94 of the Amended DRS.

2.	Please explain further the following as they relate to your response to prior comment 3 and revise your disclosure as necessary to clarify the bases for your conclusions:

•	Tell us whether your analysis was based on one incentive campaign from each of the three FIs used in your analysis or multiple campaigns from each of the FIs. To the extent you used data from one campaign, tell us how you determined this provided a sufficient basis from which to derive your conclusions;

•	You refer to a decrease in attrition and an increase in monthly card spend in the six months following a customer’s first redemption in 2016. Tell us how you determined such measures for the Non-Redemption Cohort group, which do not have a first redemption period;

•	You deem customers who do not have active spend in the applicable account within a given month to have attrited. If a customer subsequently has active spend within the six-month period, please clarify whether such customer is still counted in your attrition rate and explain why;

•	Please explain further the weighted-average basis adjustments used to determine the monthly card spend; and

•	Clarify the Cohort(s) and time period(s) you compared when calculating the 17% decrease in attrition and the 9% increase in monthly card spend. For example, indicate whether these figures represent changes in the behavior of the Redemption Cohort in the six months following presentation of a Cardlytics Direct incentive (or redemption of the incentive by the Redemption Cohort) as compared to the behavior of the Non-Redemption Cohort in the same six-month period, or whether they instead represent changes in the behavior of both Cohorts in the six-month period following presentation (or redemption by the Redemption Cohort) of an incentive as compared to the behavior of both Cohorts in the preceding three-month period. In your response, please provide us with the figures used in your calculations.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 94 of the Amended DRS. Set forth below is additional information regarding the methodology used by the Company to calculate changes in attrition and monthly card spend.

The Company selected a random population of customers from three of its 10 largest FIs and segmented them into the Redemption Cohort and the Non-Redemption Cohort, respectively, based solely upon whether a customer redeemed his or her first Cardlytics Direct offer in any month in 2016. The Company then paired each customer in the Redemption Cohort who redeemed a Cardlytics Direct offer in the month of first redemption (a “Redeemer”) with a customer who did not redeem a Cardlytics Direct offer in that same month (a “Non-Redeemer”), and tracked the behavior for the subsequent five months.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400 WWW.COOLEY.COM

June 15, 2017

Cohort Segmentation Process

The Company controlled for only one variable – first redemptions – by virtue of randomly segmenting both cohorts from a pool of random customers. The Company did not select any particular campaigns to analyze, but rather randomly selected redemptions from across all of the Company’s over 1,000 campaigns completed in 2016. That is to say, the Company derived two randomly generated cohorts from three of its 10 largest FIs, and then analyzed these customers’ behavior across all campaign incentives presented.

Attrition

In order to calculate attrition, the Company tracked spend activity for both the Redemption Cohort and the Non-Redemption Cohort beginning in the month of first redemption and ending at the end of the fifth month thereafter. If a customer in either cohort did not spend in any month, such customer was deemed to have attrited in that month. However, if an attrited customer engaged in spend in a subsequent month, such customer was deemed to again be an active customer in such subsequent month. The chart and table below provide greater detail on customer attrition:

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400 WWW.COOLEY.COM

June 15, 2017

Percent of Customers Spending in Subsequent Months

Customers with Spend in Subsequent Months

Monthly Spend

In order to calculate monthly spend, the Company tracked spend activity for both the Redemption Cohort and the Non-Redemption Cohort beginning in the month of first redemption and ending at the end of the fifth month thereafter relative to each cohort’s respective spending during the three months prior to the first redemption. The first table below provides greater detail on monthly spend by each cohort during each of these periods. The second table below details each cohort’s average monthly spend during the three month and six month periods, respectively. The “% Change” column in the second table reflects the change in average monthly spend for each respective cohort when comparing the cohort’s average monthly spend during the three month period prior to first redemption to the cohort’s average monthly spend during the six month period following such first redemption. Based on the study data summarized in the tables, the Company concluded that the average monthly spending of the Redemption Cohort increased by 11.0% during the post-redemption period as compared to the 2.2% increase experienced by the Non-Redemption Cohort during the same period.

Table of Monthly Spend

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400 WWW.COOLEY.COM

June 15, 2017

We respectfully advise the Staff that the Company originally applied a standard weighted-average adjustment to account for historical differences in spending among the Redemption Cohort and the Non-Redemption Cohort. However, in response to the Staff’s comment, the Company recalculated the analysis of monthly spend (as set forth above) without the weighted-average adjustment and found there to be no material difference in the outcome.

Offering, page 10

3.	Please revise the first bullet point on page 11 under “this prospectus reflects and assumes the following” to clarify that the conversion of redeemable convertible preferred stock to 42.6 million shares of common stock includes the issuance of Series G preferred stock in May 2017 and the resulting conversion of certain debt to Series G preferred stock.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amended DRS.

4.	Please also revise to include the shares of common stock subsequently issued upon conversion of the Aimia EMEA Notes in May 2017 in the total common stock to be outstanding after this offering, to be consistent with the pro forma presentations throughout the filing.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, F-11 and F-61 of the Amended DRS.

Capitalization, page 53

5.	We note that the pro forma column assumes the conversion of all convertible promissory notes into 10,937,538 shares of common stock as though such conversion occurred as of December 31, 2016. Please revise your disclosures to reflect the actual number of shares issued upon the subsequent conversion of the Existing Stockholder Notes, the Outstanding Obligation Notes and the Aimia EMEA Notes in May 2017. Similar revisions should be made throughout the filing such as to your pro forma net loss per share calculations on pages 13, 59 and F-50, as well as to your Dilution disclosures.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400 WWW.COOLEY.COM

June 15, 2017

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 55, 58, 62, 81, F-11, F-50, F-61 and F-74 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2015 and 2016 page 70

6.	Your revised disclosure in response to prior comment 13 quantifies the growth in revenue attributable to increased sales of Cardlytics Direct to existing marketers without separately identifying the amount attributable to price increases. Please discuss the extent to which increases in price and/or volume of solutions sold contributed to the year-over-year increase in revenue pursuant to Item 303(a)(3)(iii) of Regulation S-K, or advise.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Amended DRS. The Company respectfully advises the Staff that, while price increases contributed to increased sales of Cardlytics Direct to existing marketers, the Company is unable to specifically quantify the impact of such price increases.

Management

Board Committees

Audit Committee, page 105

7.	We note that Mr. Youngren, a managing partner of Polaris Partners, will serve on your audit committee upon the completion of this offering. It appears that affiliates of Polaris Partners beneficially own approximately 20% of your voting equity securities. Please provide us with your analysis in support of the board’s determination that Mr. Youngren will satisfy the requirements for independence under the NASDAQ and Commission rules. In this regard, explain to us how you concluded that he is independent for purposes of Exchange Act Rule 10A-3(b)(1).

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Amended DRS.

Principal Stockholders, page 130

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400 WWW.COOLEY.COM

June 15, 2017

8.	We note your response to prior comment 17 that beneficial ownership is generally provided on an as-converted basis because you believe this disclosure is “equally meaningful to investors.” Item 403 of Regulation S-K requires disclosure with respect to beneficial owners of more than five percent of “any class of the registrant’s voting securities” as well as to “each class of equity securities” beneficially owned by directors and named executive officers, as of the most recent practicable date. Please revise your disclosure to separately show ownership of your outstanding redeemable convertible preferred stock and common stock prior to the offering. We would not object if you provide information regarding your redeemable convertible preferred stock in the footnotes to the table.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 136 and 137 of the Amended DRS.

Notes to Consolidated Financial Statements

Note 7. Income Tax, F-31

9.	We note your revised disclosure on page F-33 in response to prior comment 17 in which you indicate that you do not intend to repatriate the undistributed earnings of Cardlytics UK. However, you continue to disclose on page 76 that the investment in Cardlytics UK Limited is not considered permanently reinvested. Please tell us how you have overcome the presumption that all undistributed earnings will be transferred to the parent entity as referred to in ASC 740-30-25-17 such that no related income tax has been accrued. In this regard, the presumption can only be overcome if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

Response	to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page F-33 of the Amended DRS.

Note 11. Related Parties, page 63

10.	We note your revised disclosures in response to prior comment 12. However, your disclosures elsewhere (i.e., pages 10, 55 and 58) indicate that the FI Share performance-based warrants are exercisable only if certain milestones are met, and on page F-45, you state that the performance conditions of these warrants are directly related to revenue-producing activities. Please describe the milestones and revenue-producing activities that must be met in order for these warrants to vest, and clarify throughout the filing, if true, that the warrants will vest upon completion of this offering even if such milestones and revenue-producing activities are not met.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400 WWW.COOLEY.COM

June 15, 2017

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 57 and 59 of the Amended DRS.

Note 15. Subsequent Events, pages F-52

11.	Please revise to disclose when the warrants issued in connection with the Series G stock financing vest and become exercisable.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page F-52 of the Amended DRS.

12.	Revise to include any stock options granted subsequent to the most recent balance sheet date and disclose the significant terms, such as the grant date fair value, vesting terms and the periods in which the estimated compensation expense will be recorded. We refer you to ASC 855-10-50-2.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on page F-67 of the Amended DRS.

Part II. Information Note Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

Issuance of Preferred Stock, Common Stock and Warrants, page II-3

13.	You indicate that the issuances of the securities described in this section were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506 of Regulation D. We are unable, however, to locate any Forms D on file relating to these transactions. Please advise.

Response to Comment 13:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has now filed a Form D with respect to certain of the applicable transactions.

* * * *

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400 WWW.COOLEY.COM

June 15, 2017

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (617) 937-2357 or Richard Segal at (617) 937-2332.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Kirk Somers, Cardlytics, Inc.

Richard Segal, Cooley LLP

Glen R. Van Ligten, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Heidi E. Mayon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400 WWW.COOLEY.COM